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Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-185007

PROSPECTUS

Up to 2,212,389 Shares of Common Stock

         We are distributing to our shareholders, at no charge, nontransferable subscription rights to purchase up to an aggregate of 2,212,389 shares of our common stock. The holders of record of our common stock as of 5:00 p.m., Eastern Time, on November 28, 2012, referred to as the record date, will receive one nontransferable subscription right for every two shares of common stock owned on the record date. However, neither Carpenter Fund Manager GP, LLC, nor any of its affiliated investment funds, which collectively own a total of 75.6% of our outstanding common stock, will receive any subscription rights or be entitled to purchase shares of common stock in this offering. We will not issue fractional rights and will round the number of subscription rights issued to each shareholder down to the nearest whole number.

         Each subscription right entitles you to a basic subscription right and an over-subscription privilege. Under the basic subscription right, you will be entitled to purchase one share of our common stock at a subscription price of $4.52 per share. Under the over-subscription privilege, upon exercise of all of your basic subscription rights, you will be entitled to subscribe, at the same subscription price, for an unlimited number of additional shares of common stock, provided that (i) no shareholder may own more than 4.9% of our common stock, and (ii) the aggregate subscription price of all shares of common stock purchased in the rights offering shall not exceed $10 million. If the rights offering is oversubscribed, we will allocate the additional shares on a discretionary basis, after giving consideration to both the number of shares each rights holder subscribed for under his or her basic subscription rights and the number of shares requested through the exercise of the over-subscription privilege. We estimate that if all eligible shareholders exercise their basic subscription rights, a total of 702,811 shares will be available to purchase by way of over-subscription privileges. To the extent you exercise your over-subscription privilege and pay for an amount of shares that exceeds the number of the unsubscribed shares available to you, any excess subscription payment received by the subscription agent will be returned to you, without interest, as soon as practicable.

         The subscription rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on January 25, 2013. We may extend the offering period for up to 30 days in our sole discretion but we have no current plans to do so. You should carefully consider, prior to the expiration of the rights offering, whether to exercise your subscription rights. All exercises of subscription rights are irrevocable. The subscription rights are nontransferable and may not be sold, transferred or assigned.

         We may extend, cancel, modify or amend the rights offering at any time prior to the expiration of the rights offering for any reason. In the event that we cancel the rights offering, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

         This is not an underwritten offering. The shares are being offered directly by us without the services of an underwriter or selling agent. Our board of directors is making no recommendation regarding your exercise of the subscription rights.

         Although our common stock is quoted on the OTCQB Marketplace under the symbol "MNHN," there has been a very limited trading market in our common stock, and it is not anticipated that an active market will develop as a result of this rights offering. As of December 14, 2012, the last reported sales price of our common stock was $3.90.

         This investment in our common stock involves risks. You should carefully consider all of the information set forth in this prospectus, including the risk factors beginning on page 13 of this prospectus, as well as the risk factors and other information contained in any documents we incorporate by reference into this prospectus before exercising your subscription rights. See "Information Incorporated by Reference."

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         These securities are not deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency or fund.

The date of this prospectus is December 20, 2012.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any exercise of the rights.

        The distribution of this prospectus and the rights offering and sale of these securities in certain jurisdictions may be restricted by law. This prospectus does not constitute an offer of, or a solicitation of an offer to buy, any of these securities in any jurisdiction in which such offer or solicitation would be unlawful.

        In this prospectus, all references to the "Company," "we," "us" and "our" refer to Manhattan Bancorp, unless the context otherwise requires or where otherwise indicated.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain of the statements contained in this prospectus, together with all documents incorporated by reference, may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "would," "endeavor," "estimate," "expect," "forecast," "goal," "intend," "may," "objective," "potential," "plan," "predict," "project," "seek," "should," "will" or the negative of such terms and other similar words and expressions of future intent. These forward-looking statements are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Such risks and uncertainties and other factors include, but are not limited to, adverse developments or conditions related to or arising from:

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  significant volatility and deterioration in the credit and financial markets, and adverse changes in general economic conditions;

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  deterioration in our asset or credit quality, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the residential and commercial real estate markets;

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  inflation and changes in the interest rate environment (including changes in the shape of the yield curve) that reduce our margins or the fair value of financial instruments;

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  the potential for regulatory action against us or Bank of Manhattan, N.A., which could require us to increase our allowance for loan losses, write down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

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  fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas;

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  inability to generate assets on acceptable terms or at all;

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  the availability of capital;

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  inability to receive dividends from Bank of Manhattan, N.A.;

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  changes in laws or government regulations affecting financial institutions, including changes in regulatory costs and capital requirements, as well as changes in monetary and fiscal policies;

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  the use of estimates in determining the fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

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  our ability to attract and retain deposits and loans in view of increased competitive pressures and other factors;

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  our ability to successfully implement our integration strategies following our acquisition of Professional Business Bank;

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  further increases in premiums for deposit insurance;

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  our ability to control general operating costs and expenses;

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  the soundness of other financial institutions;

ii

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  environmental conditions, including natural disasters, or the impacts of war or terrorist attacks, any of which may disrupt our business, our operations or our borrowers;

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  the failure or security breach of computer systems on which we depend;

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  the effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act or other changes in laws, regulations, and accounting rules, or their interpretations;

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  general economic or business conditions in California and other regions where Bank of Manhattan, N.A. has operations, including, but not limited to, adverse changes in economic conditions resulting from a prolonged economic downturn;

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  our ability to enter new markets successfully and capitalize on growth opportunities;

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  changes in consumer spending, borrowing and savings habits;

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  changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, taxing authorities and the Financial Accounting Standards Board;

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  other risks that are described in this prospectus and our other public filings with the Securities and Exchange Commission ("SEC") including the documents incorporated by reference herein; and

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  our ability to manage the risks involved in the foregoing.

        You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus and the documents we incorporate by reference, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus and the documents we incorporate by reference.

        Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results contemplated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. Please take into account that forward-looking statements speak only as of the date of, and are based on our beliefs and assumptions as of the date of this prospectus or, in the case of documents incorporated by reference, the date of such document. We do not undertake any obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or otherwise. We qualify all of our forward-looking statements by these cautionary statements.

iii

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

        The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information contained elsewhere in or incorporated by reference into this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus and the documents we incorporate by reference contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, our common stock, and our business.

What is this offering?

        We are distributing to holders of our shares of common stock, at no charge, nontransferable subscription rights to purchase shares of our common stock at a price of $4.52 per share. Shareholders will receive one subscription right for every two shares of common stock owned as of 5:00 p.m., Eastern Time, on November 28, 2012. We will not issue fractional rights and will round the number of subscription rights issued to each shareholder down to the nearest whole number. Each subscription right entitles the holder to a "basic" subscription right as well as an over-subscription privilege, both of which are described below. However, neither Carpenter Fund Manager GP, LLC ("Fund Manager"), nor any of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. or Carpenter Community BancFund-CA, L.P. (collectively, the "Carpenter Funds"), which collectively own a total of 75.6% of our outstanding common stock as of the date of this prospectus, will receive any subscription rights or be entitled to purchase shares of common stock in this offering.

Why is Manhattan Bancorp conducting this offering?

        On May 31, 2012, we acquired Professional Business Bank through the merger of Professional Business Bank with our subsidiary, Bank of Manhattan, N.A. ("Bank of Manhattan"), pursuant to the terms and conditions of the Agreement and Plan of Merger and Reorganization, dated November 21, 2011, as amended on January 18, 2012 (the "Merger Agreement"), by and among Fund Manager, the Company, Bank of Manhattan, CGB Holdings, Inc. ("CGB Holdings") and Professional Business Bank (the "Merger"). In the Merger Agreement, we agreed to offer our shareholders, other than Fund Manager and the Carpenter Funds, the opportunity to purchase up to $10,000,000 of our common stock following the Merger.

Am I required to exercise all of the subscription rights I receive in the rights offering?

        No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to exercise your subscription rights or you exercise less than all of your subscription rights and other shareholders fully exercise their subscription rights or exercise a greater proportion of their subscription rights than you exercise, the percentage of our common stock owned by these other shareholders will increase relative to your ownership percentage, and your voting and other rights in the Company will likewise be diluted.

What are the basic subscription rights?

        The basic subscription rights give our shareholders the right to purchase a specified number of shares of our common stock at a subscription price of $4.52 per share. We have granted to you, as a shareholder of record as of 5:00 p.m., Eastern Time, on November 28, 2012, one basic subscription right to purchase a share of our common stock for every two shares of our common stock you owned on that date. We will not issue fractional rights and will round the number of subscription rights issued to each shareholder down to the nearest whole number. For example, if you owned 200 shares of our common stock on the record date, you would receive basic subscription rights to purchase 100 shares of common stock for $4.52 per share. You may exercise all or a portion of your basic subscription rights or you may choose not to exercise any basic subscription rights at all. However, if you exercise less than your full basic subscription rights, you will not be entitled to purchase any additional shares by using your over-subscription privilege.

        If you hold our stock in certificate form, the number of shares you may purchase pursuant to your basic subscription rights is indicated on the enclosed subscription rights certificate and election form, which we refer to as the "subscription rights certificate". This subscription rights certificate is the only legal document you will receive evidencing your subscription rights; however, if you should lose it, we have a record of all subscription rights and can send you a duplicate if time permits. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, the rights will be issued to the nominee record holder for each share of our common stock that you own at the record date. If you are not contacted by your custodian bank, broker, dealer or other nominee, you should contact your nominee as soon as possible.

What is the over-subscription privilege?

        If you purchase all shares available to you pursuant to your basic subscription rights, you may also choose to subscribe, at the same subscription price of $4.52 per share, for an unlimited number of additional shares of common stock, provided that (i) no shareholder may own more than 4.9% of our common stock, and (ii) the aggregate subscription price of all shares of common stock purchased in the rights offering shall not exceed $10 million. If the rights offering is oversubscribed, we will allocate the additional shares on a discretionary basis, after giving consideration to both the number of shares each rights holder subscribed for under his or her basic subscription rights and the number of shares requested through the exercise of the over-subscription privilege. We estimate that if all shareholders exercise their basic subscription rights, a total of 702,811 shares will be available for purchase pursuant to the over-subscription privileges.

        You should indicate on your subscription rights certificate how many additional shares you would like to purchase pursuant to your over-subscription privilege. In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege at the time you deliver payment to exercise your basic subscription rights. We will not know the actual number of unsubscribed shares prior to the expiration of the rights offering, so if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver full payment for the maximum number of shares you wish to purchase under your over-subscription privilege.

How did Manhattan Bancorp determine the subscription price?

        In the Merger Agreement, we agreed to offer common stock to our shareholders at a per share price equivalent to the book value per share of our common stock as of the last day of the month preceding the month in which the registration statement for the offering becomes effective. Our board of directors has determined that as of October 31, 2012, the book value per share of our common stock was $4.52. Regardless of when the registration statement for the offering becomes effective, the subscription price for this rights offering will be $4.52 per share. The subscription price may not reflect the current market price of our common stock or any other established criteria of value and may or may not be considered the fair value of our common stock. There can be no assurance that the market price for our common stock will not decline during the subscription period, or following the offering, to a level equal to or below the subscription price. We do not intend to change the subscription price in response to changes in the book value or trading price of our common stock prior to the closing of the rights offering. You should obtain a current quote for our common stock before exercising your subscription rights and make your own assessment of our business and financial condition, our prospects for the future, and the terms of the rights offering.

How soon must I act to exercise my subscription rights?

        The subscription rights may be exercised beginning on the date of this prospectus through the expiration date, which is 5:00 p.m., Eastern Time, on January 25, 2013, unless we elect to extend the rights offering for up to 30 days after such date. If you elect to exercise any rights, the subscription agent, Computershare Trust Company, N.A., must actually receive all required documents and payments from you (and your payment must clear) before the expiration date. Although we have the option of extending the expiration date of the subscription period, we currently do not intend to do so.

        Although we will make reasonable attempts to provide this prospectus to our shareholders, the rights offering and all subscription rights will expire on the expiration date, whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my subscription rights?

        No. Your subscription rights may not be transferred, assigned, sold or given to any other party.

Is there a minimum purchase requirement to participate in the rights offering?

        No. There is no individual minimum purchase requirement.

Are there any limits on the number of shares I may purchase?

        You may subscribe for any number of shares. However, we will limit purchases so that no shareholder holds more than 4.9% of our common stock as a result of this offering, and so that the aggregate subscription price of all shares of common stock purchased in this offering shall not exceed $10 million. Also, except in connection with the exercise of basic subscription rights, we reserve the right to allocate shares and to accept subscriptions in our sole discretion, and to reject any subscription, in whole or in part.

How do I exercise my subscription rights?

        You must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price, to the subscription agent before 5:00 p.m., Eastern time, on January 25, 2013. This deadline applies both to your basic subscription rights and to your over-subscription privilege. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. Do not deliver documents to the Company.

        If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. If the payment exceeds the subscription price for the full exercise of your subscription rights, then the excess will be returned to you as soon as practicable. You will not receive interest on any payments refunded to you under the rights offering.

What should I do if I want to participate in the rights offering, but my shares are held in the name of a custodian bank, broker, dealer or other nominee?

        If you hold your shares of common stock through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own. Your nominee must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase. You will not receive a subscription rights certificate.

        We will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering. To exercise your rights, please follow the instructions of your nominee.

        Your nominee may establish a deadline that may be before the January 25, 2013 expiration date that we have established for the rights offering. If you are not contacted by your nominee, you should contact your nominee as soon as possible.

What form of payment must I use to pay the subscription price?

        You must timely pay the full subscription price for the full number of shares of common stock you wish to acquire in the rights offering by delivering to the subscription agent a certified or cashier's check, a bank draft drawn on a U.S. bank, a U.S. postal or express money order, or a personal check that clears before the expiration date of the rights offering. If you wish to use any other form of payment, then you must obtain the prior approval of the subscription agent and make arrangements in advance with the subscription agent for the delivery of such payment.

After I send in my subscription rights certificate and my payment, may I cancel my subscription or my exercise of subscription rights?

        No. Once you submit the subscription rights certificate and your payment, you will not be allowed to revoke your subscription or request a refund of monies paid. All subscriptions, whether they involve the exercise of subscription rights or not, are irrevocable, even if you learn information about us that you consider to be unfavorable. Therefore, you should not submit a subscription rights certificate unless you are certain that you wish to purchase shares.

Can we extend, cancel or amend the offering?

        Yes. We have the option to extend the offering and the period for exercising your subscription rights for up to 30 days, although we do not presently intend to do so. We may cancel the offering at any time prior to the expiration of the offering for any reason. We also reserve the right to amend or modify the terms of the offering.

If the rights offering is not completed, will my subscription payment be refunded to me?

        Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. We are not required to receive subscriptions for any minimum number of shares to complete the rights offering. If the rights offering is not completed, we will promptly return all subscription payments, without interest or penalty. If you own shares in "street name," it may take longer for you to receive payment because the subscription agent will return payments through the record holder of the shares.

What fees or charges apply if I purchase shares of the common stock in the rights offering?

        We are not charging any fee or sales commission to issue subscription rights or shares to you (other than the subscription price). If you exercise your subscription rights or purchase shares through a custodian bank, broker, dealer or other nominee, you are responsible for paying any fees your nominee may charge you.

When will I receive my new shares?

        If you currently hold your stock in certificate form, our transfer agent will mail you a stock certificate as soon as practicable after the closing of the offering. If you exercise subscription rights, your shares will be issued as soon as practicable after the January 25, 2013 expiration date, which date may be extended.

        If your shares as of November 28, 2012 were held by a custodian bank, broker, dealer or other nominee, you will not receive stock certificates for your new shares. Instead, your nominee will be credited with the shares of common stock you purchase, according to the same timeframe as described above with respect to stock certificates.

Has our board of directors made a recommendation to our shareholders regarding the rights offering or the purchase of shares in this offering?

        No. Our board of directors is making no recommendation regarding your exercise of subscription rights. Persons who exercise subscription rights risk investment loss on new money invested. We cannot predict the price at which our shares of common stock will trade; therefore, we cannot assure you that the market price for our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. We urge you to make your decision based on your own assessment of our business and the rights offering. Please see "Risk Factors" beginning on page 13 for a discussion of some of the risks involved in investing in our common stock.

How much money will Manhattan Bancorp receive from the offering and how will it use those proceeds?

        If all shares in the offering are sold to existing shareholders under their subscription rights, we expect the gross proceeds from the offering to be approximately $10 million. We are offering shares in the offering to shareholders with no minimum purchase requirement and, as a result, there can be no assurances that we will sell all or any of the shares being offered. As a result, we cannot predict with any certainty how much money we will receive from the offering. We intend to use the net proceeds from the rights offering for general corporate purposes, including increasing Bank of Manhattan's regulatory capital ratios.

Are there risks in purchasing shares of our common stock?

        Yes. The purchase of shares of our common stock involves risks. Completing a subscription rights certificate involves an irrevocable commitment to purchase shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the information in this prospectus, including the risks described under the heading "Risk Factors" beginning on page 13.

Will our directors and officers participate in the rights offering?

        All holders of our common stock as of the record date for the rights offering will receive, at no charge, the non-transferable subscription rights to purchase shares of our common stock as described in this prospectus, other than Fund Manager and the Carpenter Funds. To the extent that our directors and officers held shares of our common stock as of the record date, they will receive the subscription rights and, while they are under no obligation to do so, will be entitled to participate in the rights offering.

What are the material U.S. federal income tax consequences of exercising subscription rights?

        For U.S. federal income tax purposes, your receipt of subscription rights in the rights offering is more likely than not to be treated as a corporate distribution in respect of our common stock that is potentially taxable to you as a dividend. You should not recognize income or loss in connection with the exercise of subscription rights distributed to you in the rights offering, but you may recognize a potentially non-deductible capital loss if you allow your subscription rights to expire. You should consult your tax advisor as to your particular tax consequences resulting from the offering. For a more detailed discussion, see "Material U.S. Federal Income Tax Considerations."

What effect will the rights offering have on holders of stock options?

        Option holders will not be eligible to participate in the rights offering with respect to stock options that were unexercised as of the record date. The rights offering will not affect the rights of option holders under our equity compensation plans and relevant stock option agreements.

To whom should I send my forms and payment?

        If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your subscription documents and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents and subscription payment by mail or overnight courier to the subscription agent, Computershare Trust Company, N.A., at:

By First Class Mail:	By Express Mail or Overnight Delivery:
Attention: Corporate Actions Voluntary Offer	Attention: Corporate Actions Voluntary Offer
P.O. Box 43011	250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

You, or, if applicable, your nominee, are solely responsible for completing delivery to the subscription agent of your subscription documents and subscription payment. You should allow sufficient time for delivery of your subscription documents and subscription payment to the subscription agent and clearance of payment before 5:00 p.m., Eastern Time, on the expiration date of the rights offering.

Whom should I contact if I have other questions?

        If you have other questions regarding Manhattan Bancorp, Bank of Manhattan or the rights offering, please contact the information agent for the offering, Georgeson Inc., at (866) 628-6079 or, if you are located outside the U.S. (212) 440-9800 (collect).

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. Therefore, you should carefully read this entire prospectus and other documents to which we refer herein before making a decision to invest in our common stock, including the risks discussed under the "Risk Factors" section and our financial statements and related notes which are incorporated by reference into this prospectus.

 Company Information

Overview

        We are a bank holding company organized under the laws of the state of California. Our principal subsidiary, Bank of Manhattan, N.A., is a national banking association that serves the personal and business banking needs of businesses in the Los Angeles metropolitan area, with an emphasis on companies located throughout the South Bay, San Gabriel Valley and the Tri-Cities area. We offer relationship banking services to entrepreneurs, family owned and closely-held middle market businesses, real estate investors and professional service firms. Through a wholly-owned subsidiary, MBFS Holdings, Inc. ("MBFS"), we also indirectly owned until November 9, 2012, a 70% interest in Manhattan Capital Markets LLC ("MCM"), which, either directly or through its wholly-owned subsidiaries, generates revenues primarily from trading income, facilitating trades in whole loans between institutional clients, and advisory services regarding the evaluation and packaging of bond portfolios of other institutions. As discussed in more detail below under "Recent Developments—Sale of MBFS," we sold our entire interest in MBFS, including our indirect interest in MCM, on November 9, 2012.

        At September 30, 2012, Manhattan Bancorp had consolidated total assets of $469.3 million, total net loans of $353.5 million, total deposits of $373.8 million and total shareholders' equity of $55.0 million. At September 30, 2012, MCM had $5.0 million in assets primarily in cash and cash equivalent balances.

        We and our affiliates are extensively regulated and supervised under both federal and state law. As a bank holding company, we are subject to regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "BHCA"). We are required to file with the Federal Reserve Board reports and other information regarding our business operations and the business operations of our subsidiaries. As a national banking association, Bank of Manhattan is subject to primary supervision, examination, and regulation by the Office of the Comptroller of the Currency ("OCC"). To a lesser extent, Bank of Manhattan is also subject to certain regulations promulgated by the Federal Reserve Board and the Federal Deposit Insurance Corporation ("FDIC"), as administrator of the federal deposit insurance fund. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance fund and not for the protection of our security holders.

        Our principal executive offices and those of Bank of Manhattan are located at 2141 Rosecrans Avenue, Suite 1100, El Segundo, California 90245, and our telephone number is (310) 606-8000. Our website can be accessed at http://www.bankofmanhattan.com. Information contained on our website does not constitute part of, and is not incorporated into, this prospectus. Our common stock is traded on the over-the-counter market under the symbol "MNHN."

        Additional information about us is included in documents incorporated by reference in this prospectus. See "Information Incorporated by Reference."

Recent Developments

Acquisition of Professional Business Bank

        On May 31, 2012, we completed our acquisition of Professional Business Bank through the merger of Professional Business Bank with and into Bank of Manhattan, with Bank of Manhattan as the surviving institution. Immediately prior to the Merger, Professional Business Bank completed a transaction in which its holding company, CGB Holdings, was merged into Professional Business Bank and accounted for using the historical balances as entities under common control.

        In the Merger, we issued an aggregate of 8,195,469 shares of our common stock to the shareholders of Professional Business Bank, representing a ratio of 1.7991 shares of our common stock for each share of Professional Business Bank common stock outstanding at the effective time of the Merger. The shares of our common stock issued to the Professional Business Bank shareholders in the Merger constituted approximately 67.2% of the our outstanding common stock after giving effect to the Merger. Accounting principles generally accepted in the United States of America ("GAAP") require that a company whose security holders retain the majority voting interest in the combined business be treated as the acquirer for financial reporting purposes. Accordingly, the Merger was accounted for as a reverse acquisition whereby Professional Business Bank was treated as the acquirer for accounting and financial reporting purposes.

        As a result of the Merger, we acquired four branches in central and east Pasadena, Montebello and Glendale, additional assets with an estimated fair value of $233.1 million and additional deposits with an estimated fair value of $200 million.

Sale of MBFS

        On November 9, 2012, we entered into a Securities Purchase Agreement (the "Purchase Agreement") with Carpenter Community Bancfund, L.P. and Carpenter Community Bancfund-A, L.P. (the "Carpenter Lenders"), which provided for (i) the sale of all of the shares of capital stock (the "MBFS Shares") of our wholly owned subsidiary, MBFS, and (ii) the assignment of our entire right in and to a promissory note dated as of July 25, 2011 (the "MCM Note"), made by MCM in favor of us in the aggregate principal amount of $5.0 million, in each case to the Carpenter Lenders for an aggregate purchase price of $5.0 million (the "Purchase Price"). The consummation of the transactions contemplated by the Purchase Agreement was completed simultaneously with the signing of the Purchase Agreement on November 9, 2012. Prior to the consummation of such transactions, we received an opinion from our financial advisor, Sandler O'Neill & Partners, L.P., confirming that the portion of the Purchase Price attributable to the sale of the MBFS Shares is fair, from a financial point of view, to us. The value of consideration received exceeded the carrying amount of the assets exchanged by $1.3 million, which was recognized as additional paid in capital.

        Pursuant to the terms of the Purchase Agreement, we used a portion of the Purchase Price to repay $516,667 of accrued but unpaid interest and $4,283,333 of the outstanding principal balance of the loans outstanding under a Credit Agreement dated as of June 25, 2011 with the Carpenter Lenders and Carpenter Fund Management Company, LLC, as administrative agent (as amended, the "Credit Agreement"). In addition, and pursuant to and in accordance with the terms of the Credit Agreement, the Carpenter Lenders converted the remaining $716,667 of the outstanding principal balance of the loans outstanding under the Credit Agreement into an aggregate of 169,424 shares of our common stock. The number of shares of our common stock issued to the Carpenter Lenders was determined by dividing the sum of the unpaid principal balance by the book value per share of our common stock (as defined in the Merger Agreement), or $4.23 per share. As a result of the consummation of these transactions, the principal balance and all accrued interest under the Credit Agreement has been repaid in full.

Controlling Shareholder

        As of the date of this prospectus, the Carpenter Funds collectively owned 9,336,700 shares of our common stock or approximately 75.6% of our outstanding common shares. Pursuant to a Stock Purchase Agreement dated as of May 14, 2008 by and between us and Fund Manager, Fund Manager has the right to appoint one representative to our board of directors for so long as its beneficially owns at least 10% of our issued and outstanding shares of the Company. Two of our directors and our interim chief financial officer are affiliated with Fund Manager.

Deregistration

        We currently intend to deregister our common stock with the SEC and terminate our reporting obligations under the Exchange Act during the first quarter of 2013. Our board of directors decided to deregister our common stock after carefully considering the advantages and disadvantages of having our common stock registered with the SEC, including the significant costs of preparing and filing periodic reports with the SEC; the substantial audit, legal and other costs and expenses associated with such filings; and the additional demands placed on management and other personnel to comply with SEC reporting requirements. Deregistration of our common stock would reduce the amount and frequency of publicly-available information about the Company and Bank of Manhattan because we would no longer be required to file Exchange Act reports with the SEC, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements. We will, however, continue to be required to file these Exchange Act reports with respect to our entire 2012 fiscal year, including our annual report on Form 10-K for the year ended December 31, 2012, which we expect will be filed in March 2013. The Company and Bank of Manhattan make regulatory filings that are available at http://www.ffiec.gov and https://cdr/ffiec.gov, respectively, which would continue to be available after the Exchange Act deregistration.

        Our common stock is quoted on the OTCQB Marketplace, which does not require Exchange Act registration or that we meet the reporting requirements of the Exchange Act. It is therefore possible that our common stock will continue to trade on the OTCQB Marketplace following deregistration, but there is no assurance that it will continue to do so.

Available Information

        We currently file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an internet website, at http://www.sec.gov, that contains our filed reports, proxy and information statements and other information that we file electronically with the SEC. Additionally, we make these filings available, free of charge, on our website at http://www.bankofmanhattan.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. Except for those SEC filings incorporated by reference in this prospectus, none of the information contained on, or that may be accessed through, our website is a prospectus or constitutes part of, or is otherwise incorporated into, this prospectus.

 Rights Offering Summary

Securities Offered	Up to 2,212,389 shares of common stock on a best efforts basis. All 2,212,389 shares being offered pursuant to nontransferable subscription rights that we are distributing, without charge, to our shareholders of record as of 5:00 p.m., Eastern Time, on November 28, 2012. The subscription rights include both basic subscription rights and over-subscription privileges to purchase shares for $4.52 per share. Neither Fund Manager nor the Carpenter Funds will be permitted to purchase shares in this offering.
Subscription Price	$4.52 per share.
Basic Subscription Rights

The basic subscription rights will entitle you to purchase one share of our common stock for every two shares you owned as of the record date, at a subscription price of $4.52 per share. We will not issue fractional rights and will round the number of subscription rights issued to each shareholder down to the nearest whole number.

Over-subscription Privilege

If you purchase all shares available to you pursuant to your basic subscription rights, you may also choose to subscribe, at the same subscription price of $4.52 per share, for an unlimited number of additional shares of common stock, provided that (i) no shareholder may own more than 4.9% of our common stock, and (ii) the aggregate subscription price of all shares of common stock purchased in the rights offering shall not exceed $10 million. If the rights offering is oversubscribed, we will allocate the additional shares on a discretionary basis, after giving consideration to both the number of shares each rights holder subscribed for under his or her basic subscription rights and the number of shares requested through the exercise of the over-subscription privilege. We estimate that if all shareholders exercise their basic subscription rights, a total of 702,811 shares will be available for purchase pursuant to the over-subscription privileges.

Record Date for Subscription Rights	5:00 p.m., Eastern Time on November 28, 2012
Minimum Investment	None. We may complete this offering and accept your subscription regardless of the number of shares we sell in the offering.
Common Stock Outstanding

As of December 14, 2012 we had 12,355,857 shares of common stock outstanding. Assuming the sale of all shares offered in the offering, we would have approximately 14,568,246 shares outstanding upon completion of the offering.

OTCQB Marketplace Symbol	MNHN

Plan of Distribution	The shares are being offered to existing shareholders only on a subscription rights basis. Neither Fund Manager nor the Carpenter Funds will be permitted to purchase shares in the offering.
Participation of Directors and Executive Officers

We will issue subscription rights to our officers and director based on their ownership of common stock on the record date. It is possible that such individuals may purchase shares under their subscription rights in their discretion, but they have made no commitments to do so. Our board of directors is not making a recommendation regarding your exercise of the subscription rights or purchase of shares in the offering. You should make your decision to invest based on your assessment of our business and the offering. Please see "Risk Factors" beginning on page 13 for a discussion of some of the risks involved in investing in our common stock.

How to Subscribe

If you are a holder of record, you must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price, to the subscription agent, Computershare Trust Company, N.A., before the expiration date of the rights offering. Your payment must also clear prior to the expiration date.

You may deliver the documents and payments by first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than the expiration date of the rights offering.

Use of Proceeds	We intend to use the net proceeds from this offering to increase our capital and for general corporate purposes.
Expiration Dates	Subscription rights will expire, if not exercised, by 5:00 p.m., Eastern Time, on January 25, 2013, unless the expiration date is extended.
Dividends

Historically, we have not paid any cash dividends to our shareholders. Our only source of income for future cash dividends, if any, will be dividends paid by Bank of Manhattan to us. Federal banking law limits Bank of Manhattan's ability to pay dividends to us. We do not anticipate paying any cash dividends for the foreseeable future. See "Market Information and Dividend Policy and Related Matters."

Best Efforts Offering

We are offering the shares on a "best efforts" basis through our directors and officers, who will not receive any discounts or commissions for selling such shares. There is no minimum number of shares that must be sold in order to close this offering and accept your subscription.

Subscription Agent	Computershare Trust Company, N.A.
Information Agent	Georgeson Inc.

RISK FACTORS

        You should carefully consider the following risk factors and all other information contained in this prospectus before subscribing for shares of our common stock. Investing in our common stock involves risks. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business. If any of the events described in the following risk factors occur, our business, results of operations and financial condition could be materially adversely affected. In addition, the trading price of our common stock could decline due to any of the events described in these risk factors.

Risks Related to Our Company

         We have a history of net losses and a limited history of profitability, and we may not be profitable in the future.

        Prior the Merger, Manhattan Bancorp reported net losses of $6.9 million, $4.7 million, $5.0 million, $4.4 million, and $2.2 million for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 and Professional Business Bank reported a net loss of $238,000 for the year ended December 31, 2011. Although we reported net income of $629,000 for the first nine months of 2012, the effects of the current economic downturn may continue to adversely impact our overall financial performance and results of operations.

         We may fail to realize the cost savings we have estimated for the Merger or integrate the business operations and managements of our two companies in an efficient manner.

        The success of the Merger will depend, in part, on our ability to realize anticipated cost savings and to successfully combine the businesses of Bank of Manhattan and Professional Business Bank in a manner that permits growth opportunities to be realized and does not materially disrupt the existing customer relationships nor result in decreased revenues due to any loss of customers. We expect to realize annual cost savings from reductions in the number and amount of employees and reduced infrastructural costs (e.g., integration of information systems).

        While we have taken existing lease and other contractual obligations into consideration in developing our estimate of cost savings, changes in transaction volumes, operating systems and procedures and other factors may cause the actual cost savings to be different from these estimates. In addition, difficulties encountered in integrating our information systems could prevent us from realizing some of the estimated cost savings. Such difficulties could also jeopardize customer relationships, cause a loss of deposits or loan customers and the revenue associated with those customers. It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies, any or all of which could adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the Merger. Integration efforts will also divert management attention and resources. A failure to successfully navigate the complicated integration process could have an adverse effect on our operations and financial results. If we are not able to achieve these cost-savings objectives, the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected.

         Goodwill resulting from the Merger may adversely affect our results of operations.

        Our goodwill and other intangible assets increased substantially as a result of the Merger. Potential impairment of goodwill and amortization of other intangible assets could adversely affect our financial condition and results of operations. We assess our goodwill and other intangible assets and long-lived assets for impairment annually and more frequently when required by GAAP. We are required to record an impairment charge if circumstances indicate that the asset carrying values exceed their fair values. Our assessment of goodwill, other intangible assets, or long-lived assets could indicate that an impairment of the carrying value of such assets may have occurred that could result in a material, non-cash write-down of such assets, which could have a material adverse effect on our results of operations and future earnings.

         Continued or worsening general economic or business conditions, particularly in California where our business is concentrated, could have an adverse effect on our business, results of operations and financial condition.

        Our operations, loans and the collateral securing our loan portfolio are concentrated in the State of California. Our success depends upon the business activity, population, income levels, deposits and real estate activity in this market. As a result, we may be particularly susceptible to the adverse economic conditions in California and in Southern California in particular.

        Since late 2007, the United States and the State of California in particular have experienced difficult economic conditions. Weak economic conditions are characterized by, among other indicators, deflation, increased levels of unemployment, fluctuations in debt and equity capital markets, increased delinquencies on mortgage, commercial and consumer loans, residential and commercial real estate price declines and lower home sales and commercial activity. All of those factors are generally detrimental to our business.

        In addition, our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions. Adverse economic conditions could reduce our growth rate, affect the ability of our customers to repay their loans and generally affect our financial condition and results of operations.

        While some economic trends have shown signs of improving in recent months, we cannot be certain that market and economic conditions will substantially improve in the near future. Recent and ongoing events at the state, national and international levels continue to create uncertainty in the economy and financial markets and could adversely impact economic conditions in our market area. A worsening of these conditions would likely exacerbate the adverse effects of the recent market and economic conditions on us and our customers. As a result, we may experience additional increases in foreclosures, delinquencies and customer bankruptcies as well as more restricted access to funds. Any such negative events may have an adverse effect on our business, financial condition, results of operations and stock price. Moreover, because of our geographic concentration, we are less able to diversify our credit risks across multiple markets to the same extent as regional or national financial institutions.

         Poor economic conditions in the Southern California real estate market may cause us to suffer higher default rates on our loans and decreased value of the assets we hold as collateral.

        The majority of our assets and deposits were generated in Southern California. At September 30, 2012, approximately 55.7% of our commercial loans and the majority of our mortgage loans held for sale were secured by real property in Southern California. Continued deterioration in the real estate market in Southern California may result in an increase in the level of our nonperforming loans, particularly commercial real estate loans. When real estate prices decline, the value of real estate collateral securing our loans is reduced. As a result, we may experience greater charge-offs and, similarly, our ability to recover on defaulted loans by foreclosing and selling the real estate collateral may be diminished and, as a result, we are more likely to suffer losses on defaulted loans. If this real estate trend in our market areas continues or worsens, the result could be reduced income, increased expenses, and less cash available for lending and other activities, which could have a material and adverse effect on our financial condition and results of operations.

         We may suffer losses in our loan portfolio despite strict adherence to underwriting practices.

        We attempt to mitigate the risks inherent in extending credit by adhering to specific underwriting practices, managed by credit professionals. These practices include analysis of a borrower's prior credit history, financial statements, tax returns, and cash flow projections, valuations of collateral based on reports of independent appraisers and verifications of liquid assets. Although we believe that our underwriting criteria is appropriate for the various kinds of loans we fund, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in Bank of Manhattan's allowance for loan losses. If our underwriting practices prove to be ineffective, we may incur losses in our loan portfolio, which could have a material and adverse effect on our financial condition and results of operations.

        Bank regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover potential losses, we cannot guarantee that future increases to the allowance for loan losses may not be required by regulators or other third party loan review or financial audits. Any of these occurrences could materially and adversely affect our financial condition and results of operations.

         We could be at a disadvantage when competing for deposits and loans with larger institutions that have larger lending limits and established customer contacts.

        Within the Los Angeles metropolitan area, we face intense competition for loans, deposits, and other financial products and services. Increased competition within our pricing market may result in reduced loan originations and deposits. Ultimately, we may not be able to compete successfully against current and future competitors.

        Many competitors offer the types of loans and banking services that we offer. These competitors include national banks, regional banks and other independent banks. We also face competition from many other types of financial institutions, including finance companies, brokerage firms, insurance companies, mortgage banks and other financial intermediaries. In particular, our competitors include financial institutions whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions may have larger lending limits which would allow them to serve the credit needs of larger customers. These institutions may be able to offer the same loan products and services we offer at more competitive rates and prices.

        If we are unable to attract and retain banking customers, we may be unable to maintain our loan portfolio and deposit levels, and our financial condition and results of operations may be materially and adversely affected.

         We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

        Competition for qualified employees in the banking industry is intense, and there are limited numbers of qualified persons with knowledge of, and experience in, the California community banking industry. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and business development, and technical personnel, and upon the continued contributions of our management and personnel. In particular, our progress towards profitability had been and continues to be highly dependent upon the abilities of key executives and certain other employees. There have been several changes in key executive positions since our inception and there is no guarantee that other changes may not occur. If we fail to attract and retain the necessary personnel, our financial condition and results of operations may be materially and adversely affected.

         We face limits on our ability to lend and the limitation may decrease.

        Our legal lending limit as of September 30, 2012 was approximately $7.0 million or approximately $11.6 million if the portion of the loan in excess of $7.0 million is fully secured by readily marketable collateral. Accordingly, the size of the loans which we can offer to potential customers is less than the size of loans which many of our competitors with larger lending limits can offer. Our lending limit affects our ability to seek relationships with the area's larger and more established businesses. We cannot be assured of any success in attracting or retaining customers seeking larger loans or that we can engage in participations of those loans on terms favorable to us. Moreover, to the extent that we incur losses and do not obtain additional capital, our lending limit, which depends upon the amount of our capital, will decrease, which could have a material and adverse effect on our financial condition and results of operations.

         Interest rate fluctuations and other conditions which are out of our control could harm profitability.

        Our net interest income before provision for loan losses and net income depends to a great extent on "rate differentials," which is the difference between the income we receive from our loans, securities and other earning assets, and the interest expense we pay on our deposits and other liabilities. These rates will be highly sensitive to many factors which will be beyond our control, including general economic conditions, both domestic and foreign, and the monetary and fiscal policies of various governmental and regulatory authorities, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence not only the interest we receive on our loans and investment securities and the amount of interest we pay on deposits, it will also affect our ability to originate loans and obtain deposits and our costs in doing so. It is impossible to predict the nature or extent of the effect on our operations of monetary policy changes or other economic trends over which we have no control, such as unemployment and inflation. In addition, factors like natural resource prices, international conflicts and terrorist attacks and other factors beyond our control may adversely affect our business. If the rate of interest we pay on our deposits and other borrowings increases more than the rate of interest we earn on our loans and other investments, our net interest income, and therefore our financial condition and results of operations, could be materially and adversely affected. Similarly, our financial condition and results of operations could be materially and adversely affected if the rates on our loans and other investments fall more quickly than those on our deposits and other borrowings.

         Our mortgage banking activities generate a significant portion of our non-interest income.

        A significant portion of our business involves originating residential mortgage loans through our mortgage banking business, which prior to the Merger comprised approximately 34% and 2% of our noninterest income for the years ended December 31, 2011 and 2010, respectively, and approximately 59% for the nine months ended September 30, 2012. Real estate loan origination activity, including mortgage loan refinancings, is generally greater during periods of low or declining interest rates. Adverse changes in market or competitive conditions could have an adverse impact on our earnings through lower origination volumes.

         We face interest rate risk on our portfolio of loans held for sale.

        We are exposed to interest rate risk in our pipeline of mortgage loans for which we have committed to fund the loans at a specified interest rate before the loans have been approved and funded. We also are exposed to interest rate risk from our portfolio of funded mortgage loans pending sales to investors. We attempt to manage this risk through hedging strategies that involve forward sale agreements that do not require the mandatory delivery of loans to private investors (i.e., investors other than the Federal Government or GSEs). However, our hedging strategy has been placing increasingly greater reliance on derivatives in the form of forward sale agreements that require mandatory delivery of loans to private investors and mortgage-backed securities. As our mortgage loan volumes continue to increase, we may also use other derivative instruments for hedging purposes, including the forward sales of U.S. Treasury securities. In the past we have engaged MCM as an experienced third party to assist us in managing our hedging activities and sales strategy. We recently divested MCM and therefore the services of MCM may no longer be available to us.

        We expect these derivative financial instruments to experience changes in fair value that substantially offset the changes in the fair values of our mortgage loan commitments and funded mortgage loans held for sale. However, the use of derivative forward sales agreements for hedging purposes involves greater risk than selling loans through forward sales agreements that do not have mandatory delivery requirements. The use of derivative forward sales agreements for hedging purposes requires management to estimate the expected "fallout" rate of our mortgage loan pipeline, which is the percentage of loans in our pipeline with committed rates that will not be funded.

        Our hedging activities may not be fully effective in mitigating interest rate risk due to variances between changes in the fair value of our derivative hedges and the fair value of our loan commitments and funded loans. Our hedging activities also may be ineffective due to variances between expected and actual fallout rates. These variances may arise from changes in market conditions, including changes in either borrower demand for loan products or the borrowing rates of our competitors.

        The ineffectiveness of our hedging strategy may result in higher volatility in our profits arising from the sale of mortgage loans originated for sale.

         We face credit risk related to our residential mortgage production activities.

        We face credit risk related to our residential mortgage production activities due to the failure of a borrower or an institution to honor its contractual obligations to us. We manage mortgage credit risk from borrowers principally by maintaining prudent credit underwriting standards and selling substantially all of the mortgage loans that we produce, thereby significantly mitigating credit recourse to us. The period of time between funding a mortgage loan and selling it to an investor typically ranges from 15 to 45 days.

        We also limit our risk of loss on mortgage loan sales by establishing limits on the maximum amount of activity with a single investor and by entering into contractual relationships with only those financial institutions that are approved by various management and board of directors committees.

         An increase in interest rates may reduce our mortgage revenues, which would negatively impact our non-interest income.

        Our mortgage banking business provides a significant portion of our non-interest income. We generate mortgage revenues primarily from gains on the sale of mortgage loans to investors. In a rising or higher interest rate environment, our originations of mortgage loans may decrease, resulting in fewer loans that are available to be sold to investors. This would result in a decrease in mortgage revenues and a corresponding decrease in non-interest income. In addition, our results of operations are affected by the amount of non-interest expenses associated with mortgage banking activities, such as salaries and employee benefits, occupancy, equipment and data processing expense and other operating costs. During periods of reduced loan demand, our results of operations may be adversely affected to the extent we are unable to reduce expenses commensurate with the decline in mortgage loan origination activity.

         Secondary mortgage market conditions could have a material impact on our financial condition and results of operations.

        In addition to being affected by interest rates, the secondary mortgage markets are also subject to investor demand for residential mortgage loans and increased investor yield requirements for those loans. These conditions may fluctuate or even worsen in the future. We believe our ability to retain fixed-rate residential mortgage loans is limited. As a result, a prolonged period of secondary market illiquidity may reduce our loan production volumes and could have a material adverse effect on our financial condition and results of operation.

         If we are required to repurchase mortgage loans that we have previously sold, it would negatively affect our earnings.

        One of our significant business operations is our mortgage banking business, under which we sell residential mortgage loans in the secondary market under agreements that contain representations and warranties related to, among other things, the origination and characteristics of the mortgage loans. We may be required to repurchase mortgage loans that we have sold in cases of breaches of these representations and warranties. If we are required to repurchase mortgage loans or provide indemnification or other recourse, this could significantly increase our expenses and adversely affect our future earnings.

        Any loans we are required to repurchase may be considered impaired loans, with the potential for charge-offs and loan loss provision expenses.

        There may be certain loans in our portfolio that were originated for sale, but for various reasons, are unable to be sold. These loans are transferred to our loan portfolio at the lower of historic cost or fair value, with any deterioration in value charged off.

         If we were to sell our mortgage servicing portfolio, we may realize a material loss in the current market.

        The book value of our mortgage servicing rights ("MSRs") reflects their fair value, not their market value. Given current market conditions, we likely would realize a loss if we were to sell our servicing portfolio in the current market and that loss could be material. Market conditions could change favorably or unfavorably in the future.

         Our income is subject to significant volatility due to potential changes in the fair value of our MSRs.

        We measure our MSRs at fair value. This election was made to facilitate the potential future implementation of a risk mitigation strategy to hedge against potential adverse changes in the fair value of our MSRs due future changes in interest rates and other market factors.

        Management periodically evaluates the need to employ risk management strategies designed to mitigate potential adverse changes in the value of our MSRs. Hedging strategies may involve securities as well as derivatives such as interest-rate swaps, options, and various forms of forward contracts. As interest rates change, these financial instruments would be expected to have changes in fair value inversely correlated to the change in the fair value of the hedged MSRs.

        Our hedging activities may not be effective in mitigating adverse changes in the fair value of our MSRs which, in turn, could have a material adverse impact on net income.

        We have not implemented hedging strategies for our MSRs at this time. Unexpected changes in market conditions prior to the implementation of a hedging strategy could have a significant adverse impact on our earnings.

         Proposed regulatory rules could affect us.

        The federal bank regulatory agencies recently issued joint proposed rules that would increase minimum capital ratios, add a new minimum common equity ratio, add a new capital conservation buffer, and would change the risk-weightings of certain assets. The proposed changes, if implemented, would be phased in from 2013 through 2019. Management is currently assessing the effect of the proposed rules on our capital position and the capital position of Bank of Manhattan. Community bank associations are currently discussing their concerns with the regulatory agencies regarding the additional regulatory burdens the proposals would place on community banks.

         If we cannot maintain effective disclosure controls, we may not be able to accurately report our financial results on a timely basis.

        We cannot be certain that our efforts to improve our disclosure controls will be successful or that we will be able to maintain adequate controls over our financial processes and reporting in the future. Any failure to maintain effective controls or timely effect any necessary improvement of our disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our securities.

         We rely on communications, information, operating and financial control systems technology from third-party service providers.

        We rely heavily on third-party service providers for much of our communications, information, operating and financial control systems technology, including customer relations management, general ledger, and loan servicing and loan origination systems. Any failure or interruption or breach in security of these systems could result in a material adverse effect on our ability to operate efficiently and expose the Company to regulatory, legal and reputation risks.

         Our inability to properly manage liquidity risks may impair our operations and jeopardize our financial condition.

        Liquidity is an essential component of our business. An inability to raise funds at reasonable costs, whether through deposits, borrowings, the sale of loans, or other sources, may have a material and adverse effect on our liquidity, financial condition, and results of operation. Lack of access to funding sources may at times affect our entire industry or may specially relate to us, such as a result of adverse regulatory actions against us, or a deterioration of the confidence of customers and potential customers in our ability to meet their financial needs.

        We monitor concentrations of funds which are provided by a single related source on a monthly basis to assist in our assessment of liquidity. As of September 30, 2012, there were 11 relationships representing approximately 21% of our total deposits (excluding brokered and CDARS deposits).

        Our reliance on wholesale deposits has increased due to the growth in our mortgage banking business. Wholesale deposits are sourced from other financial institutions, deposit brokers, and the Certificate of Deposit Account Registry Service. At September 30, 2012, we had $15.2 million in wholesale deposits, representing 4.1% of our total deposits. Our ability to retain existing, or generate new, wholesale deposits may be impaired by adverse changes in interest rates, market competition, bank regulations, or our financial performance.

         We are subject to extensive regulation.

        The financial services industry is extensively regulated. Bank of Manhattan is subject to extensive regulation, supervision and examination by the OCC and the FDIC. As a bank holding company, the

Company is subject to regulation and oversight by the Federal Reserve Bank of San Francisco. Federal and state regulation is designed primarily to protect the deposit insurance funds and consumers, and not to benefit our shareholders. Recent government efforts to strengthen the U.S. financial system have resulted in the imposition of additional regulatory requirements, including expansive financial services regulatory reform legislation in the form of Dodd-Frank. Dodd-Frank will have material implications for the Company and the entire financial services industry. Among other things it will or potentially could:

  •
  Affect the levels of capital and liquidity with which we must operate and how we plan capital and liquidity levels;

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  Subject us to new and/or higher fees paid to various regulatory entities, including but not limited to deposit insurance fees to the FDIC;

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  Impact our ability to invest in certain types of entities or engage in certain activities;

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  Restrict the nature of our incentive compensation programs for executive officers;

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  Subject us to a new Consumer Financial Protection Bureau, with very broad rule-making and enforcement authorities; and

  •
  Subject us to new and different litigation and regulatory enforcement risks.

        The full impact of this legislation on the Company and its business strategies and financial performance cannot be known at this time, and may not be known for a number of years. However, these impacts are expected to be substantial and some of them are likely to adversely affect the Company and its financial performance. Other regulations affecting banks and other financial institutions, such as Dodd-Frank, are undergoing continuous review and change frequently; the ultimate effect of such changes cannot be predicted. Because our business is highly regulated, compliance with such regulations and laws may increase our costs and limit our ability to pursue business opportunities. There can be no assurance that proposed laws, rules and regulations will not be adopted in the future, which could (i) make compliance much more difficult or expensive, (ii) restrict our ability to originate, broker or sell loans or accept certain deposits, (iii) further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us, or (iv) otherwise materially and adversely affect our business or prospects for business.

         We may not have the ability to attract capital necessary to maintain regulatory ratios and fund growth.

        We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, particularly if our asset quality or earnings were to deteriorate. Our ability to raise additional capital, if needed, will depend on several things, especially conditions in the capital markets at that time, which are outside of our control, as well our financial performance. Economic conditions and the loss of confidence in financial institutions may increase our cost of funds and limit our access to some customary sources of capital.

        We cannot provide assurances that such capital will be available on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of Bank of Manhattan, or counterparties participating in the capital markets may adversely affect our capital costs, ability to raise capital, and liquidity. Moreover, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital which, in turn, would require us to compete with myriad institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our financial condition and results of operations.

Risks Related to This Offering and Our Common Stock

         Following this offering, the Carpenter Funds will continue to collectively own a majority of our common stock and will therefore have substantial control over our operations and future transactions in which we are involved, including future changes of control.

        The Carpenter Funds collectively own approximately 75.6% of our common stock. Following this offering, the Carpenter Funds will collectively own a majority of our common stock and thus will exercise substantial control over us and, indirectly, Bank of Manhattan. If all 2,212,389 shares of common stock are sold in the offering were sold, the Carpenter Funds would collectively own approximately 64.1% of our common stock after the offering. As such, the Carpenter Funds will have substantial influence and control over matters voted upon by our shareholders and will have the ability to approve transactions that may have a significant impact on our operations and those of Bank of Manhattan, such as the election of the directors to the board of directors of each of Manhattan Bancorp and Bank of Manhattan, mergers and sales of substantially all our assets or those of Bank of Manhattan, and other matters upon which our shareholders may vote.

         There is no minimum number of shares that must be sold in order for us to complete this offering and accept your subscription.

        The shares are being offered on a "best efforts" basis. There is no requirement that we sell any particular minimum number of shares to complete the offering. Accordingly, we can accept your subscription and sell shares to you regardless of the number of shares we sell to other investors and even if we sell no shares to other investors. If we sell less than the full amount offered, the lesser amount sold may not necessarily help us further our goals or materially increase our regulatory capital levels. See "Terms of the Offering" and "Use of Proceeds." If we require additional capital, we may decide to sell additional shares of common stock and possibly at a lower price. See "—We may issue securities that could dilute the ownership of our existing shareholders and may adversely affect the market price of our common stock."

         We intend to deregister under the Exchange Act, which would result in a reduction in the amount and frequency of publicly-available information about us.

        We currently intend to deregister our common stock with the SEC and terminate our reporting obligations under the Exchange Act during the first quarter of 2013. Deregistration of our common stock would result in a reduction in the amount and frequency of publicly-available information about the Company and Bank of Manhattan because we would no longer be required to file Exchange Act reports with the SEC, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements. We will, however, continue to be required to file these Exchange Act reports with respect to our entire 2012 fiscal year, including our annual report on Form 10-K for the year ended December 31, 2012, which we expect will be filed in March 2013. The Company and Bank of Manhattan make regulatory filings that are available at http://www.ffiec.gov and https://cdr/ffiec.gov, respectively, which would continue to be available after the Exchange Act deregistration. Our common stock is quoted on the OTCQB Marketplace, which does not require Exchange Act registration or that we meet the reporting requirements of the Exchange Act. It is therefore possible that our common stock will continue to trade on the OTCQB Marketplace following deregistration, but there is no assurance that it will continue to do so. Some investors may not want to purchase or own shares of our common stock if we no longer file reports and make information available under the Exchange Act. So even if our common stock continues to trade on the OTCQB Marketplace or another market, deregistration could reduce the trading market for our common stock, which is already limited. As a result, it could become more difficult for you to sell your shares. See "Trading in our common stock has been very limited and if you invest you may have difficulty selling your shares in the future at the times and in the amounts you might want."

         The subscription price of our stock has been determined independently by us and should not be considered as an indication of our present or future value.

        The subscription price of our common stock was determined by the terms of the Merger Agreement, which was the result of negotiations among Fund Manager, Professional Business Bank and us. However, we have not conducted a detailed marketing or feasibility study covering the pricing and terms of this offering, nor have we sought an independent third party valuation of our common stock. Our stock had recently traded at prices significantly below the subscription price. You should not consider the subscription price for the shares as an indication of our present or future value.

         The trading volume of our common stock is limited.

        The trading volume of our common stock is modest. The limited trading market for our common stock may lead to exaggerated fluctuations in market prices and possible market inefficiencies, as compared to a more actively traded stock. It may also make it more difficult to dispose of our common stock at expected prices, especially for holders seeking to dispose of a large number of our stock.

         Trading in our common stock has been very limited and if you invest you may have difficulty selling your shares in the future at the times and in the amounts you might want.

        While our common stock, including the common stock you purchase in this offering, is quoted on the OTCQB Marketplace under the symbol "MNHN," our stock is not listed on any stock exchange. There are a few securities brokers who are involved in trading our common stock; however, trading in our common stock has been very limited and there can be no assurance that a more active trading market will develop in the foreseeable future. Accordingly, the common stock may be an illiquid investment and you may have difficulty selling your shares of common stock at the times and in the amounts you desire. In addition, we currently intend to deregister our common stock with the SEC, which could further limit the trading market for our common stock because there will be a reduction in the amount and frequency of publicly available information about us. See "We intend to deregister under the Exchange Act, which would result in a reduction in the amount and frequency of publicly-available information about us."

         The price of our common stock may fluctuate significantly, and this may make it difficult for you to sell shares of common stock at times or at prices you find attractive.

        The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our common stock.

        Among the factors that could affect our common stock price in the future are:

  •
  actual or anticipated quarterly fluctuations in our operating results and financial condition;

  •
  changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;

  •
  regulatory action against us;

  •
  speculation in the press or investment community;

  •
  strategic actions by us or our competitors, such as acquisitions or restructurings;

  •
  actions by shareholders;

  •
  fluctuations in the stock price, trading volumes, and operating results of our competitors;

  •
  general market conditions and, in particular, market conditions for the financial services industry;

  •
  proposed or adopted regulatory changes or developments;

  •
  anticipated or pending investigations, proceedings, or litigation that involve or affect us; and

  •
  domestic and international economic factors unrelated to our performance.

        The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility over the past several years. As a result, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. The trading price of the shares of our common stock also depends on many other factors which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity related securities, and other factors identified elsewhere in this prospectus. The capital and credit markets have been experiencing volatility and disruption for several years, at times reaching unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength.

         Our common stock is equity and therefore is subordinate to our indebtedness and any preferred stock.

        Shares of our common stock are equity interests in the Manhattan Bancorp and, therefore, are not insured against loss by the FDIC or by any other public or private entity. Such common stock will rank junior to all indebtedness and other non-equity claims on Manhattan Bancorp with respect to assets available to satisfy claims on Manhattan Bancorp, including in a liquidation of Manhattan Bancorp. Additionally, holders of such common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock then outstanding.

         We may issue securities that could dilute the ownership of our existing shareholders and may adversely affect the market price of our common stock.

        We may elect to raise capital in the future to enhance our capital levels, improve our capital ratios, provide capital for acquisitions, increase liquidity available for operations and other opportunities, or for other reasons. If we raise funds by issuing equity securities or instruments that are convertible into equity securities, the percentage ownership of our existing shareholders will be reduced, the new equity securities may have rights, preferences and privileges superior to those of our common stock and additional issuances could be at a purchase price that is lower than the available market price for our common stock. The market price of our common stock could decline as a result of sales of a large number of shares of common stock, preferred stock or similar securities in the market or the perception that such sales could occur. We may also issue equity securities as consideration for acquisitions that could be dilutive to existing shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

        Our selected consolidated financial data is presented below as of and for the years ended December 31, 2011 and 2010 and as of and for the nine months ended September 30, 2012 and September 30, 2011. Our selected consolidated financial data presented below for each of the years ended December 31, 2011 and 2010 are derived from our audited financial statements and related notes incorporated by reference into this prospectus. Our selected consolidated financial data for the nine months ended September 30, 2012 and 2011 are derived from our unaudited interim consolidated financial statements incorporated by reference into this prospectus. In the opinion of our management, these amounts contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with GAAP. Our results for the nine months ended September 30, 2012 are not necessarily indicative of our results of operations that may be expected for any future period. The selected consolidated financial data should be read in conjunction with the information in our consolidated financial statements and the accompanying notes and the other information included elsewhere, or incorporated by reference, in this prospectus.

        On May 31, 2012, we completed our acquisition of Professional Business Bank through a merger of Professional Business Bank with and into Bank of Manhattan, with Bank of Manhattan as the surviving institution. Immediately prior to the Merger, Professional Business Bank completed a transaction in which its holding company, CGB Holdings, was merged into Professional Business Bank and accounted for using the historical balances as entities under common control. The shares of our common stock issued to the Professional Business Bank shareholders in the Merger constituted approximately 67.2% of the our common stock after giving effect to the Merger. GAAP requires that a company whose security holders retain the majority voting interest in the combined business be treated as the acquirer for financial reporting purposes. Accordingly, the Merger was accounted for as a reverse acquisition whereby Professional Business Bank was treated as the acquirer for accounting and financial reporting purposes. Therefore, the net assets and liabilities of Professional Business Bank were carried forward in the Merger at the historical cost basis; whereas the assets, liabilities and noncontrolling interest of the Company were reported at fair value. As a result, the financial information reflected below as of and for the years ended December 31, 2011 and 2010, and as of and for the nine months ended September 30, 2011, is that of CGB Holdings.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2012	2011	2011	2010
	(dollars in thousands, except per share data)
Statements of Operations:
Interest income	$11,133	$12,366	$15,910	$2,085
Interest expense	761	659	801	620

Net interest income	10,372	11,707	15,109	1,465
Provision for loan losses	379	3,076	2,717	904

Net interest income after provision	9,993	8,631	12,392	561
Non-interest income	16,257	2,393	2,333	3,787
Non-interest expense	25,563	11,526	14,762	4,406
Income taxes	19	(7)	202	3

Net income (loss) after tax	$668	$(495)	$(239)	$(61)

Net income (loss) attributable to common stockholders of Manhattan Bancorp	$629	$(495)	$(238)	$218

Per Share and Other Data:
Basic and diluted loss per share	$0.06	$(0.06)	$(0.07)	$1.29
Weighted average shares outstanding basic and diluted	9,975,436	370	366	169
Number of shares outstanding at period end	12,186,433	358	358	393
Book value per common share	$4.51	$89.23	$90.77	$97.82
Tangible book value per common share	$3.68	$83.81	$85.57	$97.82
Balance Sheets:
Total assets	$469,332	$249,707	$239,384	$328,622
Investment securities	9,041	10,322	9,460	13,504
Loans, net	353,520	158,238	166,381	210,386
Total deposits	373,764	212,041	201,152	275,467
Borrowings	30,965	50	—	12,000
Total stockholders' equity	54,998	34,594	35,188	38,442
Operating and Capital Ratios:
Return on average assets	0.27%	-0.24%	-0.09%	-0.10%
Return on average equity	2.03%	-1.90%	-0.69%	-0.44%
Tier 1 leverage ratio	9.33%	12.71%	13.34%	49.54%
Tier 1 risk-based capital ratio	12.21%	18.07%	17.96%	14.96%
Total risk-based capital ratio	12.79%	19.32%	19.22%	15.74%
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%

USE OF PROCEEDS

        The net proceeds to us from the sale of the common stock offered in the offering will be approximately $9.75 million, assuming the sale of all shares offered hereby. The actual net proceeds to be raised in the offering will depend upon the number of shares sold in the offering and the actual amount of offering expenses incurred, which may differ from the foregoing estimate.

        The principal reason we are engaging in this offering is to fulfill our obligation to conduct this offering under the Merger Agreement. We intend to use the net proceeds from this offering, primarily, for general and corporate working capital purposes and, secondarily, to increase our regulatory capital. Such purposes may also include funding for loans and to support future growth. Future growth is expected to occur by establishing new branch offices and increasing loans and deposits at existing branches. The amount and timing of the use of proceeds from this offering will depend on our capital needs and local loan demand. No assurance can be given that any new branches will be established in the future or, if established, that the resulting impact on our financial condition will be favorable.

 TERMS OF THE OFFERING

General

        We are offering up to 2,212,389 shares of our common stock to our shareholders on a subscription rights basis at the purchase price of $4.52 per share.

        Shareholders of record as of the close of business on November 28, 2012 are being given nontransferable subscription rights entitling them to purchase shares, as described more fully below.

        Except with respect to persons exercising their basic subscription rights, we reserve the right to reject any subscription, in whole or in part, in our sole discretion. In determining which over-subscription privilege subscriptions to accept, in whole or in part, we may consider both the number of shares each rights holder subscribed for under his or her basic subscription rights and the number of shares requested through the exercise of the over-subscription privilege.

        We will limit purchases pursuant to over-subscription privileges such that no shareholder will own more than 4.9% of our outstanding common stock as a result of this offering, and so that the aggregate subscription price of all shares of common stock purchased in this offering shall not exceed $10 million. In the event we reject all or a portion of a requested subscription, the subscription agent will refund to the subscriber all, or the appropriate portion, of the amount remitted with the subscription rights certificate, without interest or deduction. We will decide which subscriptions to accept, and the subscription agent will mail all appropriate refunds, no later than 30 days after the earlier of expiration of the offering, when and as extended.

        Subscription rights will expire if not exercised by 5:00 p.m., Eastern Time, on January 25, 2013, unless this offering is terminated earlier. We may elect to extend the offering and this expiration date for up to 30 days, but we have no current plans to do so. With respect to basic subscription rights exercised by rights holders and received by us no later than 5:00 p.m., Eastern Time, on January 25, 2013, we agree not to reject any such subscriptions unless we elect to withdraw the offering in its entirety, in which case payments received from holders in connection with the exercise of their basic subscription rights will be returned in full without interest or deduction.

        We may cancel this offering at any time, and accepted subscriptions are subject to cancellation in the event that we should elect to terminate the offering in its entirety. Further, except in connection with basic subscription rights, we reserve the right to accept subscriptions for any number of shares offered hereby up to the maximum number of shares offered, and may, in our sole discretion, terminate the offering after accepting subscriptions for any lesser number of shares.

Plan of Distribution

  General

        We are offering these shares on a "best efforts" basis through our directors and officers, who will not be compensated in connection with their procurement of subscriptions, but who will be reimbursed for any reasonable out-of-pocket expenses incurred in connection with the offering, if any. We do not expect, however, that any such expenses will be significant. We are offering the shares solely to existing shareholders, as described more fully below.

  Subscription Rights

        Shareholders of record of our common stock as of the close of business on November 28, 2012 are being given non-transferable subscription rights in this offering. Shareholders will have "basic subscription rights" to purchase one share for every two shares owned of record on that date, at a purchase price of $4.52 per share, and an "over-subscription privilege" allowing them to subscribe, at the same subscription price of $4.52 per share, for an unlimited number of additional shares of common stock, provided that (i) no shareholder may own more than 4.9% of our common stock, and (ii) the aggregate subscription price of all shares of common stock purchased in the rights offering shall not exceed $10 million. We will not issue fractional rights and will round the number of subscription rights issued to each shareholder down to the nearest whole number. We estimate that if all shareholders exercise their basic subscription rights, a total of 702,811 shares will be available for purchase pursuant to the over-subscription privileges

        We believe that it is in our best interests and those of our shareholders to give these subscription rights, although our common stock does not carry any preemptive rights and such subscription rights are therefore not legally required. The Carpenter Funds will not purchase any shares in the offering, so these subscription rights will enable shareholders to reduce, to a certain extent, the dilution of their percentage ownership of our stock which may have occurred as a result of our issuance of shares to former shareholders of Professional Business Bank and through this offering. It is currently anticipated that following the conclusion of the offering, the directors and executive officers as a group will beneficially own approximately 9,692,581 shares, and that if all shares offered are sold, the resulting percentage beneficial ownership of the directors and executive officers would be approximately 66.5% of the then outstanding shares and the resulting percentage ownership of the Carpenter Funds as a group would be approximately 64.1% of the then outstanding common shares. If all basic subscription rights are exercised, the aggregate number of shares subscribed for thereby will be approximately 1,509,278 or 68.2% of the maximum number of shares available for sale pursuant to the offering, leaving 702,811 shares remaining to be purchased pursuant to the over-subscription privilege.

        The number of shares for which each shareholder is entitled to subscribe by virtue of the basic subscription rights, along with the aggregate price required for full exercise of the basic subscription rights, are set forth in the subscription rights certificate accompanying this prospectus. If any shareholder loses or misplaces his or her subscription rights certificate, the number of shares for which each shareholder is entitled to subscribe is equal to one-half the number of shares owned of record by such shareholder as of November 28, 2012. The subscription rights given to shareholders are not transferable or assignable.

        Shareholders may also obtain information concerning the number of shares constituting their subscription rights entitlement by contacting the information agent for the offering, Georgeson Inc., at (866) 628-6079 or, if you are located outside the U.S. (212) 440-9800 (collect).

Subscription Procedure

  For Existing Certificated Shareholders

        If you wish to exercise your subscription rights in this offering, and hold your shares in certificate form, you must complete the following steps before January 25, 2013:

  •
  Complete and sign the subscription rights certificate which accompanies this prospectus;

  •
  Make full payment of the entire purchase price for the shares subscribed for in U.S. currency by certified check, bank check, personal check or money order payable to "Manhattan Bancorp Stock Offering Account."

  •
  Deliver the subscription rights certificate, together with the payment described above, to Computershare Trust Company, N.A., the subscription agent, at the following address:

By First Class Mail:	By Express Mail or Overnight Delivery:
Attention: Corporate Actions Voluntary Offer	Attention: Corporate Actions Voluntary Offer
P.O. Box 43011	250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

        The number of shares covered by each shareholder's subscription rights and the aggregate purchase price for the full exercise of such subscription rights are set forth on each shareholder's subscription rights certificate. To exercise your subscription rights, your completed subscription rights certificate and payment must be received by the subscription agent by January 25, 2013, unless such date is extended.

        Important:    The full subscription price for the shares must be remitted with the subscription rights certificate in order to be valid. Failure to include the full purchase price shall give us the right to reject the subscription. If the subscription agent does not receive your subscription rights certificate and payment in full by 5:00 p.m., Eastern Time, on January 25, 2013, your subscription rights in this offering will be waived, unless such date is extended.

        The subscription price will be deemed to have been received by the subscription agent only upon (i) clearance of any uncertified check; (ii) receipt by the subscription agent of any certified check or cashier's check or of any postal, telegraphic or express money order; or (iii) receipt of collected funds in the offering account designated above. If paying by uncertified personal check, please be aware that funds paid in this manner may take at least five business days to clear. Accordingly, if you wish to pay the subscription price by means of uncertified personal check, we urge you to send in your subscription materials sufficiently in advance of January 25, 2013 to ensure that such payment is received and clears by that date. We also encourage you to consider paying by means of certified or cashier's check or money order.

  For "Street Name" Shareholders

        If you do not hold your shares in certificate form, but hold them instead through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own. If you are not contacted by your nominee, you should contact your nominee as soon as possible. Your nominee must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase. You will not receive a subscription rights certificate. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the January 25, 2013 expiration date that we have established for the rights offering.

        If you have questions as to how to complete the subscription rights certificate, please contact the information agent for the offering, Georgeson Inc., at (866) 628-6079 or, if you are located outside the U.S. (212) 440-9800 (collect).

Expiration Date

        The subscription rights will expire if not validly exercised by 5:00 p.m., Eastern Time, on January 25, 2013. We may extend this date for up to 30 days in our sole discretion but we have no current plans to do so.

Closings and Issuance of Shares

        We expect the offering to close on January 25, 2013, which date may be extended for up to 30 days. In addition, we reserve the right to have multiple closings of the offering should we determine this to be advisable in our sole discretion.

        If you currently hold your stock in certificate form, our transfer agent will mail you a stock certificate as soon as practicable after the closing of the offering. If your shares as of November 28, 2012 were held by a custodian bank, broker, dealer or other nominee, you will not receive stock certificates for your new shares. Instead, your nominee will be credited with the shares of common stock you purchase, according to the same timeframe as described above with respect to stock certificates.

Determination of the Subscription Price

        In the Merger Agreement, we agreed to offer common stock to our shareholders at a per share price equivalent to the book value per share of our common stock as of the last day of the month preceding the month in which the registration statement for the offering becomes effective. Our board of directors has determined that as of October 31, 2012, the book value per share of our common stock was $4.52. Regardless of when the registration statement for the offering becomes effective, the subscription price for this rights offering will be $4.52 per share. The subscription price may not reflect the current market price of our common stock or any other established criteria of value and may or may not be considered the fair value of our common stock. There can be no assurance that the market price for our common stock will not decline during the subscription period, or following the offering, to a level equal to or below the subscription price. We do not intend to change the subscription price in response to changes in the book value or trading price of our common stock prior to the closing of the rights offering. You should obtain a current quote for our common stock before exercising your subscription rights and make your own assessment of our business and financial condition, our prospects for the future, and the terms of the rights offering. Prior to this offering there has been a very limited trading market in our common stock. See "Market Information and Dividend Policy and Related Matters."

CAPITALIZATION

        The following table sets forth our capitalization at September 30, 2012, actual and as adjusted to give effect to the sale of all 2,212,389 shares of common stock offered in this offering, less estimated expenses, at the subscription price of $4.52 per share. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2011, as amended, and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30, and September 30, 2012, as amended, all of which are incorporated by reference. See "Information Incorporated by Reference" beginning on page 45 of this prospectus.

	September 30, 2012
	Actual	As Adjusted(1)
	(Unaudited, dollars in thousands, except per share data)
Long-term debt	$—	$—
Stockholders' equity:
Common stock, no par value: authorized 30,000,000 shares; issued and outstanding 12,186,433 and 14,398,822 shares as adjusted	$59,586	$69,336
Accumulated deficit	(4,763)	(4,763)
Accumulated other comprehensive income	136	136

Total stockholders' equity	$54,959	$64,709

Total liabilities and stockholders' equity	$469,332	$479,082

Book value per share(2)	$4.51	$4.49
Capital ratios:(3)
Tier 1 leverage ratio	9.33%	11.40%
Tier 1 capital to risk-weighted assets	12.21%	14.92%
Total capital to risk-weighted assets	12.79%	15.50%

(1)
This table assumes that all 2,212,389 shares offered hereby will be sold at $4.52 per share.

(2)
Actual book value per share equals total stockholders' equity of $54,959, divided by 12,186,433 shares issued and outstanding at September 30, 2012. Book value per share as adjusted equals total stockholders' equity of $64,709 (assuming net proceeds of this offering of $9,750), divided by 14,398,822 shares (assuming issuance and sale of 2,212,389 shares).

(3)
For definitons and further information relating to these capital ratios, see "Regulations and Supervision—Capital Adequacy Requirements" in Item 1 of our Form 10-K Annual Report for the year ended December 31, 2011, as amended, which is incorporated herein by reference.

 MARKET INFORMATION AND DIVIDEND POLICY AND RELATED MATTERS

Trading History

        Our common stock is traded on the OTCQB Marketplace under the symbol "MNHN." We expect that our common stock, including the common stock you purchase in this offering, will continue to be quoted on the OTCQB Marketplace, but will not be listed on any exchange, including NASDAQ, following this offering.

        To date, there has been a very limited market for our common stock, and although our stock is not subject to any specific restrictions on transfer, there can be no assurance that a more active trading market will develop in the future, or if developed, that it will be maintained.

        The information in the following table indicates the high and low bid prices and approximate volume of trading for our common stock for each quarterly period since the first quarter of 2010, and is based upon information provided by the OTCQB Marketplace. These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and do not reflect the actual transactions and do not include nominal amounts traded directly by shareholders or through dealers.

	Trades in Our Common Stock ($)
			Approximate Volume
Calendar Quarter Ended	High	Low
September 30, 2012	3.85	2.30	65,327
June 30, 2012	4.00	3.00	74,483
March 31, 2012	3.05	2.90	12,970
December 31, 2011	3.90	1.87	71,272
September 30, 2011	4.00	1.86	40,923
June 30, 2011	5.45	4.00	42,882
March 31, 2011	5.90	5.15	267,232
December 31, 2010	5.50	4.55	138,825
September 30, 2010	5.50	4.25	84,131
June 30, 2010	6.30	4.75	37,237
March 31, 2010	7.00	5.45	47,055

        As of December 14, 2012, the last reported sales price of our common stock was $3.90.

Holders

        The approximate number of record holders of our common stock on December 20, 2012 was 213.

Dividends

        As a bank holding company which currently has no significant assets other than its equity interest in Bank of Manhattan, holders of our common stock may receive dividends when, as and if declared by the board of directors of Manhattan Bancorp out of funds legally available for the payment of dividends, subject to any restrictions imposed by regulatory authorities and the payment of any preferential amounts to which any class of preferred stock may be entitled. We presently intend to follow a policy of retaining earnings, if any, for the purpose of increasing our net worth and reserves. Accordingly, we anticipate that no cash dividends will be declared in the foreseeable future, and no assurance can be given that our earnings will permit the payment of dividends of any kind in the future. Our future dividend policy will be subject to the discretion of our board of directors and will depend upon a number of factors, including future earnings, financial condition, liquidity, and general business conditions. Our ability to pay dividends is subject to statutory and regulatory limitations applicable to Manhattan Bancorp or Bank of Manhattan.

        As a bank holding company, our ability to pay dividends is affected by the ability of our subsidiaries to pay dividends to us. Bank of Manhattan is a national banking association and is subject to restrictions under both federal and state laws and regulations which limit its ability to transfer funds to us through cash dividends or through intercompany loans or advances. Pursuant to 12 U.S.C. 60(b), the approval of the OCC is required, if the total of all dividends declared by a national bank in any calendar year shall exceed the total of its net profits for that year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock. The OCC has adopted guidelines, which set forth factors to be considered by a national bank in determining the payment of dividends. A national bank, in assessing the payment of dividends, is to evaluate the bank's capital position, its maintenance of an adequate allowance for loan and lease losses, and the need to review or develop a comprehensive capital plan, complete with financial projections, budgets and dividend guidelines. Therefore, the payment of dividends by a national bank is also governed by its ability to maintain minimum required capital levels and an adequate allowance for loan and lease losses. Additionally, pursuant to 12 U.S.C. 1818(b), the OCC may prohibit the payment of any dividend that would constitute an unsafe and unsound banking practice.

        Our ability and the ability of any non-bank subsidiary of Manhattan Bancorp to pay dividends may also be limited by applicable state law. For example, the California General Corporation Law (the "CGCL") prohibits us from paying dividends on our common stock unless: (i) our retained earnings equal at least the amount of the proposed dividend, or (ii) if we do not have sufficient retained earnings available for the proposed dividend, we may pay a dividend to our shareholders if immediately after giving effect to the dividend, the value of our assets equals or exceeds the sum of (a) our total liabilities plus (b) the liquidation preference of any shares which have a preference upon dissolution over the rights of shareholders receiving the distribution.

Equity Compensation Plan Information

        The following table provides information as of September 30, 2012, for each category of equity compensation of Manhattan Bancorp along with (i) the number of securities to be issued upon the exercise of outstanding options, warrants and rights, (ii) the weighted-average exercise price of the outstanding options, warrants and rights, and (iii) the remaining number of securities available for future issuance under the plans, excluding stock options currently outstanding.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by shareholders(1)	495,480	$7.02	308,433
Equity compensation plans not approved by shareholders	—	—
Total	495,480	$7.02	308,433

(1)
Includes Manhattan Bancorp's 2007 Stock Option Plan, the Professional Business Bank 2010 Equity Incentive Plan, the Professional Business Bank 2011 Equity Incentive Plan, the California General Bank 2009 Stock Option Plan, which are our only equity compensation plans other than an employee benefit plan meeting the qualification requirements of Section 401(a) of the Internal Revenue Code.

 PLAN OF DISTRIBUTION

        We are offering these shares on a reasonable "best efforts" basis through our directors and officers, who will not be entitled to receive any discounts or commissions for selling any shares, but may be reimbursed for any reasonable out-of-pocket expenses incurred in connection with the offering, if any. We do not expect, however, that any such expenses will be significant. The offering is not underwritten and we do not presently intend to engage an underwriter or placement agent in connection with this offering.

        On or about December 26, 2012, we will distribute the subscription rights, subscription rights certificates and copies of this prospectus to individuals who owned shares of common stock of record as of 5:00 p.m., Eastern Time, on November 28, 2012, the record date for the rights offering. If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the subscription rights certificate and return it with payment for the shares, to the subscription agent. See "Terms of the Offering—Subscription Procedure." If you have any questions, you should contact the information agent for the offering, Georgeson Inc., at (866) 628-6079 or, if you are located outside the U.S. (212) 440-9800 (collect). The subscription rights are nontransferable and will not be listed on any stock exchange or trading market.

        We have agreed to pay the subscription agent and information agent customary fees plus certain expenses in connection with the rights offering. We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of subscription rights. Some of our employees may solicit responses from you as a holder of subscription rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation. We estimate that our total expenses in connection with the rights offering will be approximately $250,000.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 30,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. As of the record date, 12,355,857 shares of our common stock and no shares of our preferred stock were outstanding.

        In addition, as of the record date, 495,480 shares of our common stock were reserved for issuance upon conversion or exercise of outstanding stock options and awards.

        If all 2,212,389 shares are sold in this offering, we anticipate that there will be 14,568,246 shares of our common stock and no shares of preferred stock outstanding upon the conclusion of this offering.

        Our capital stock, both common and preferred, constitutes non-withdrawable capital and is not insured by the FDIC or any other agency. All of the outstanding shares of our common stock are, and the shares of our common stock issued in this offering will be, fully paid and nonassessable.

        Because we are a holding company, our rights to participate in any distribution of assets of any subsidiary, including Bank of Manhattan, upon its liquidation or reorganization or otherwise (and the ability of our shareholders to benefit indirectly from such a distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that Manhattan Bancorp itself is a creditor of that subsidiary with recognized claims. Claims on our subsidiaries by creditors other than Manhattan Bancorp will include substantial obligations with respect to deposit liabilities and purchased funds.

Manhattan Bancorp Common Stock

        Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of our common stock.

  Voting Rights

        Holders of our common stock are entitled to one vote per share on all matters requiring shareholder action (except as described below in connection with the election of directors) and are vested with all of the voting power except as our board of directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that our board of directors may hereafter authorize.

        Holders of our common stock have cumulative voting rights for the election of directors. This means that a shareholder has the right to vote the number of shares owned by him or her for as many candidates as there are directors to be elected, or to cumulate his or her shares and give one candidate as many votes as the number of directors multiplied by the number of shares owned shall equal, or to distribute them on the same principle among as many candidates as he or she deems appropriate. In any election of directors, the candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, are elected as directors.

        Any action that may be taken at any meeting of the shareholders may be taken without a meeting, without a vote and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Except for the election of a director by written consent to fill a vacancy, directors may be elected by written consent only by the unanimous written consent of all shares entitled to vote for the election of directors. In the case of an election of a director by written consent to fill a vacancy, any such election requires the consent of a majority of the outstanding shares entitled to vote for the election of directors.

  Dividends

        Holders of our common stock may receive dividends when, as and if declared by our board of directors out of funds legally available for the payment of dividends, subject to any restrictions imposed by regulatory authorities and the payment of any preferential amounts to which any class of preferred stock may be entitled. We presently intend to follow a policy of retaining earnings, if any, for the purpose of increasing its net worth and reserves. Accordingly, we anticipate that no cash dividends will be declared in the foreseeable future, and no assurance can be given that our earnings will permit the payment of dividends of any kind in the future. Our future dividend policy will be subject to the discretion of our board of directors and will depend upon a number of factors, including future earnings, financial condition, liquidity, and general business conditions. Our ability to pay dividends is subject to statutory and regulatory limitations applicable to us and Bank of Manhattan.

        As a bank holding company, our ability to pay dividends is affected by the ability of our subsidiaries to pay dividends to us. Our subsidiary, Bank of Manhattan, is a national banking association and is subject to restrictions under both federal and state laws and regulations which limit its ability to transfer funds to us through cash dividends or through intercompany loans or advances. Pursuant to 12 U.S.C. 60(b), the approval of the OCC is required, if the total of all dividends declared by a national bank in any calendar year shall exceed the total of its net profits for that year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock. The OCC has adopted guidelines, which set forth factors to be considered by a national bank in determining the payment of dividends. A national bank, in assessing the payment of dividends, is to evaluate the bank's capital position, its maintenance of an adequate allowance for loan and lease losses, and the need to review or develop a comprehensive capital plan, complete with financial projections, budgets and dividend guidelines. Therefore, the payment of dividends by a national bank is also governed by its ability to maintain minimum required capital levels and an adequate allowance for loan and lease losses. Additionally, pursuant to 12 U.S.C. 1818(b), the OCC may prohibit the payment of any dividend that would constitute an unsafe and unsound banking practice.

        Our ability and the ability of any non-bank subsidiary to pay dividends may also be limited by applicable state law. For example, the CGCL prohibits us from paying dividends on its common stock unless: (i) our retained earnings equal at least the amount of the proposed dividend, or (ii) if we do not have sufficient retained earnings available for the proposed dividend, we may pay a dividend to our shareholders if immediately after giving effect to the dividend, the value of our assets equals or exceeds the sum of (a) our total liabilities plus (b) the liquidation preference of any of our shares having a preference upon dissolution over the rights of shareholders receiving the distribution.

  Liquidation Preference

        Holders of our common stock are not entitled to a liquidation preference in respect of those shares. Upon our liquidation, dissolution or winding up, the holders of our common stock would be entitled to share ratably in all assets remaining after the payment of all our liabilities and of all preferential amounts to which any holder of our preferred stock, if any, may be entitled.

  Other Matters

        Holders our common stock have no preemptive or other subscription rights. Our common stock is not subject to call or redemption.

  Restrictions on Ownership of Manhattan Bancorp Common Stock

        The BHCA requires any "bank holding company" (as defined in that BHCA) to obtain the approval of the Federal Reserve Board prior to acquiring more than 5% of our outstanding common stock. Any corporation or other company that becomes a holder of 25% or more of our outstanding common stock, or 5% or more of our common stock under certain circumstances, would be subject to regulation as a bank holding company under the BHCA. In addition, any person other than a bank holding company may be required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our outstanding common stock under the Change in Bank Control Act of 1978.

  Preferred Stock

        We may issue up to 10,000,000 shares of preferred stock with such designations, powers, preferences and rights as the our board of directors may from time to time determine. Our board of directors can, without shareholder approval, issue preferred stock in one or more series with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. Furthermore, those shares that may be issued in the future may have other rights, including economic rights senior to our common stock, and, as a result, could have a material adverse effect on the market value of our common stock.

  Anti-Takeover Provisions

        Provisions of the CGCL, federal banking regulations and our articles of incorporation and bylaws may delay, defer or prevent a change of control of Manhattan Bancorp and/or limit the price that certain investors may be willing to pay in the future for shares of our Bancorp's common stock.

  California Corporations Code

        Under the CGCL, most business combinations, including mergers, consolidations and sales of substantially all of the assets of a California corporation, must be approved by the vote of the holders of at least a majority of the outstanding shares of common stock and any other affected class of stock of such corporation. The articles or bylaws of a California corporation may, but are not required to, set a higher standard for approval of such transactions. The CGCL also provides certain restrictions on business combinations involving interested parties.

  Banking Regulations

        The BHCA and the Change in Bank Control Act, together with Federal regulations, require that, depending on the particular circumstances, either regulatory approval must be obtained or notice must be furnished to the appropriate regulatory agencies and not disapproved prior to any person or entity acquiring "control" of a national bank, such as Bank of Manhattan. These provisions may prevent a merger or acquisition that would be attractive to shareholders and could limit the price investors would be willing to pay in the future for our common stock.

  Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

        Nominations for directors may be made by our board of directors or by any holder of record of any outstanding class of our capital stock entitled to vote for the election of directors. Nominations for directors, other than those approved by our board of directors, must be made in writing and must be received by our president not more than 60 days prior to any meeting of shareholders, and no more than 10 days after the date the notice of such meeting is sent to shareholders; provided, however, that if only 10 days' notice of the meeting is given to shareholders, such notice of intention to nominate must be received by our president not later than the time fixed in the notice of the meeting for the opening of the meeting.

  Blank Check Preferred Stock

        Subject to certain limitations, our board of directors has the authority to designate the rights and preferences of, and issue one or more series of, preferred stock without shareholder approval. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.

  Miscellaneous

        The holders of our common stock have no preemptive or other subscription rights and there are no redemption, sinking fund or conversion privileges applicable to our common stock. Upon our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities.

  Transfer Agent

        The transfer agent and registrar for our common stock is Computershare Investor Services, Canton, Massachusetts.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary of the material U.S. federal income tax consequences to U.S. holders (as defined below) of the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, administrative rulings, judicial authorities and other applicable existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect which could result in U.S. federal income tax consequences different from those discussed below. No assurance can be given that the Internal Revenue Service, or IRS, will not challenge one or more of the tax results described in this discussion, and no ruling from the IRS has been, or is expected to be, sought with respect to the U.S. federal tax consequences of the rights offering.

        This summary does not provide a complete analysis of all potential tax considerations. This summary is only applicable to U.S. holders of common stock who acquire the subscription rights pursuant to the terms of the rights offering, have held the common stock, and will hold the subscription rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as holders who may be subject to special tax treatment under the Code, including (without limitation) dealers in securities or currencies, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, real estate mortgage investment conduits, S corporations, tax-exempt entities, individual retirement accounts or other tax-deferred accounts, governments or agencies or instrumentalities thereof, traders in securities that elect to use a mark-to-market method of accounting for their securities, persons who received common stock through the exercise of employee stock options or otherwise as compensation, persons holding subscription rights or common stock as part of a hedge, straddle, constructive sale, conversion transaction or other risk reduction transaction or synthetic security, persons whose "functional currency" is not the U.S. dollar, and foreign taxpayers. This summary does not deal with any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal non-income, state, local or foreign tax consequences, estate or gift tax consequences, or alternative minimum tax consequences, nor does it address any tax considerations to persons other than U.S. holders.

        For purposes of this discussion, a "U.S. holder" is a beneficial owner of subscription rights or our common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other business entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

  •
  an estate, if its income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if (i) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons (within the meaning of the Code) have the authority to control all of its substantial decisions or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) receives the subscription rights or exercises the subscription rights, the tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the U.S. federal income tax consequences of the receipt, exercise or lapse of the subscription rights.

        Holders of common stock are urged to consult their own tax advisors as to the specific tax consequences of the rights offering to them, including the applicable federal, state, local and foreign tax consequences of the rights offering to them and the effect of possible changes in tax laws.

Taxation of Subscription Rights—General

        The U.S. federal income tax consequences to a U.S. holder of the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering depend upon whether the rights offering is considered to be part of a "disproportionate distribution" within the meaning of Section 305 of the Code. A "disproportionate distribution" is a distribution or series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some stockholders or holders of debt instruments convertible into stock and an increase in the proportionate interest of other stockholders in a company's assets or earnings and profits. Although it is not certain, we believe that the rights offering is more likely than not to be considered part of a disproportionate distribution as a result of certain payments we have made with respect to our debt instruments that were convertible into our common stock.

Rights Offering Considered Part of a Disproportionate Distribution

        The following paragraphs summarize the U.S. federal income tax consequences to you if your receipt of subscription rights in the rights offering is considered to be part of a disproportionate distribution under Section 305 of the Code.

        If the rights offering is part of a disproportionate distribution, the distribution of subscription rights will be taxable to you as a dividend to the extent that the fair market value of the subscription rights you receive is allocable to our current and accumulated earnings and profits for the taxable year in which the subscription rights are distributed. We cannot determine prior to the consummation of the rights offering the extent to which we will have sufficient current and accumulated earnings and profits to cause any distribution of subscription rights to be treated as a dividend. Dividends received by corporate U.S. holders of our common stock are taxable at ordinary corporate tax rates subject to any applicable dividends-received deduction. Dividends received by non-corporate U.S. holders of our common stock in taxable years beginning before January 1, 2013 are taxed under current law at such U.S. holder's general long-term capital gain tax rate (a maximum of 15%), provided that the U.S. holder meets applicable holding period and other requirements. Any distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted tax basis in the shares of our common stock in respect of which the distribution is received, and any distributions you receive in respect of that common stock in excess of your adjusted tax basis in that common stock will be treated as gain from the sale or exchange of that common stock. Your tax basis in the subscription rights you receive will be their fair market value on the date of distribution.

        The fair market value of the subscription rights on the date the subscription rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

        If you allow subscription rights received in the rights offering to expire, you will recognize a capital loss equal to your adjusted tax basis in the expired subscription rights. Your ability to deduct any capital loss is subject to certain limitations. You will not recognize any gain or loss upon the exercise of the subscription rights, and the initial tax basis of the shares of our common stock acquired through the exercise of subscription rights will equal the sum of the subscription price for the shares and your tax basis in the subscription rights exercised. The holding period for the shares of our common stock acquired through the exercise of the subscription rights will begin on the date the subscription rights are exercised.

Rights Offering Not Considered Part of a Disproportionate Distribution

        The following paragraphs summarize the U.S. federal income tax consequences to you if your receipt of subscription rights in the rights offering is considered not to be part of a disproportionate distribution under Section 305 of the Code.

  Receipt of Subscription Rights

        Your receipt of subscription rights pursuant to the rights offering should be treated as a nontaxable distribution with respect to your existing common stock for U.S. federal income tax purposes if the rights offering is not part of a disproportionate distribution within the meaning of Section 305 of the Code.

        If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing common stock on the date you receive the subscription rights, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate basis between your existing common stock and the subscription rights in proportion to the relative fair market values of the existing common stock and the subscription rights determined on the date of receipt of the subscription rights. If you choose to allocate basis between your existing common stock and the subscription rights, you must make this election on a statement included with your tax return for the taxable year in which you receive the subscription rights. Such an election is irrevocable. The fair market value of the subscription rights on the date the subscription rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

        On the other hand, if the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing common stock on the date you receive the subscription rights, then you must allocate your basis in your existing common stock between the existing common stock and the subscription rights you receive in proportion to their fair market values determined on the date you receive the subscription rights.

        Your holding period in a subscription right will include your holding period in the common stock with respect to which the subscription right was distributed.

  Exercise of Subscription Rights

        Generally, you will not recognize gain or loss on the exercise of a subscription right received in the rights offering. Your tax basis in new shares of common stock acquired when you exercise a subscription right received in the rights offering will be equal to your adjusted tax basis in the subscription right, if any, plus the subscription price. The holding period of a share of common stock acquired when you exercise a subscription right received in the rights offering will begin on the date of exercise.

        If you exercise a subscription right received in the rights offering after disposing of the share of our common stock with respect to which such subscription right is received, then certain aspects of the tax treatment of the exercise of the subscription right are unclear, including (1) the allocation of tax basis between the common stock previously sold and the subscription right, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the common stock previously sold, and (3) the impact of such allocation on the tax basis of common stock acquired through exercise of the subscription right. If you exercise a subscription right received in the rights offering after disposing of the common stock with respect to which the subscription right is received, you should consult your tax advisor.

  Non-Exercising Subscription Rights

        If you do not exercise your subscription rights, you should not recognize a capital loss for U.S. federal income tax purposes and any portion of the tax basis in your existing shares of common stock previously allocated to the subscription right not exercised should be re-allocated to the existing common stock.

 BENEFICIAL OWNERSHIP TABLE

        The following table lists, as of December 14, 2012, the number of shares of our common stock owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. Information relating to beneficial ownership of our common stock by our principal shareholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days of December 14, 2012. Under SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

        The percentages below are calculated based on 12,355,857 shares of our common stock issued and outstanding as of December 14, 2012. Unless otherwise indicated, the beneficial owners listed below may be contacted at our corporate headquarters located at 2141 Rosecrans Avenue, Suite 1100, El Segundo, California 90245.

Name	Number of Shares Owned	Percent of Shares Outstanding
Carpenter Fund Manager GP, LLC(1)(2)	9,360,807	75.6%
5 Park Plaza, Suite 950
Irvine, California 92614
Chris W. Caras, Jr.(3)	50,374	*	%
Harry W. Chenoweth(4)	42,972	*	%
Curt A. Christianssen	—	*	%
J. Grant Couch, Jr.(5)	56,600	*	%
John D. Flemming(1)(6)	3,703	*	%
Russell Hossain	—	*	%
Greg B. Jacobson(7)	2,000	*	%
James B. Jones(1)	—	*	%
John A. Nerland(8)	32,982	*	%
Terry R. Robinson(9)	27,666	*	%
Louis P. Smaldino(10)	204,871	1.7%
Richard L. Sowers(11)	61,000	*	%
Gary C. Wallace	—	*	%
Stephen P. Yost(12)	58,701	*	%
Michael A. Zoeller(13)	71,157	*	%
Directors and executive officers as a group (15 persons)	9,972,833	79.2%

*
The percentage of shares beneficially owned does not exceed 1% of the class.

(1)
Pursuant to the terms of a stock purchase agreement with Fund Manager, the general partner of the Carpenter Funds, which in the aggregate own 9,336,700 shares of our common stock, we agreed to nominate one person designated by Fund Manager to our board of directors, and to continue to nominate one such person for election as long as the Funds own at least 10% of our issued and outstanding common stock. John D. Flemming and James B. Jones, are managing members of Fund Manager. Mr. Flemming and Mr. Jones each disclaims beneficial ownership of these shares, which are owned of record by the Carpenter Funds.

(2)
Includes 24,107 shares issuable pursuant to stock options exercisable within 60 days of December 14, 2012.

(3)
Includes 26,874 shares issuable pursuant to stock options exercisable within 60 days of December 14, 2012.

(4)
Includes 27,972 shares issuable pursuant to stock options exercisable within 60 days of December 14, 2012.

(5)
Includes 10,000 shares issuable pursuant to stock options exercisable within 60 days of December 14, 2012.

(6)
Includes 3,703 shares issuable pursuant to stock options exercisable within 60 days of December 14, 2012.

(7)
Includes 1,000 shares over which Mr. Jacobson has indirect voting and investment power.

(8)
Includes 28,800 shares of restricted stock that have not vested but have voting rights.

(9)
Includes 26,666 shares issuable pursuant to stock options exercisable within 60 days of December 14, 2012.

(10)
Includes 20,784 shares issuable pursuant to stock options exercisable within 60 days of December 14, 2012.

(11)
Includes 52,000 shares issuable pursuant to stock options exercisable within 60 days of December 14, 2012.

(12)
Includes 31,701 shares issuable pursuant to stock options exercisable within 60 days of December 14, 2012.

(13)
Includes 17,185 shares issuable pursuant to stock options exercisable within 60 days of December 14, 2012.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Bingham McCutchen LLP, Costa Mesa, California.

EXPERTS

        The consolidated financial statements of CGB Holdings as of and for the years ended December 31, 2011 and December 31, 2010 appearing in our Current Report on Form 8-K/A (Amendment No. 2) filed with the SEC on November 13, 2012, and the consolidated financial statements of Manhattan Bancorp as of and for the year ended December 31, 2011, appearing in Manhattan Bancorp's Annual Report on Form 10-K for the year ended December 31, 2011, as amended, filed with the SEC on March 30, 2012, which are incorporated by reference in this prospectus and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the reports of McGladrey LLP (formerly McGladrey & Pullen, LLP), independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Manhattan Bancorp as of and for the year ended December 31, 2010, appearing in Manhattan Bancorp's Annual Report on Form 10-K for the year ended December 31, 2011, as amended, filed with the SEC on March 30, 2012, which are incorporated by reference in this prospectus and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the report of Vavrinek, Trine, Day & Co., LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

        We disclose important information to you by referring you to documents that we have previously filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference. In the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We hereby incorporate by reference the following documents:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2011, as amended;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

  •
  Our Current Reports on Form 8-K and amendments thereto filed with the SEC on January 20, 2012, May 30, 2012, June 1, 2012, July 5, 2012, August 2, 2012, August 10, 2012, August 22, 2012, August 30, 2012, September 20, 2012, November 1, 2012, November 13, 2012, November 16, 2012 and December 18, 2012; and

  •
  Those portions of our joint proxy statement/prospectus for our 2012 annual meeting of shareholders filed with the SEC on May 2, 2012, deemed incorporated into our Annual Report on Form 10-K for the year ended December 31, 2012, as amended.

        We will provide each person to whom this prospectus is delivered, including any beneficial owner of our shares, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, upon written or oral request at no cost, by writing or telephoning us at the address set forth below.

  Manhattan Bancorp
  2141 Rosecrans Avenue, Suite 1100
  El Segundo, California 90245
  Attn: Chief Financial Officer
  (310) 606-8000

 WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports and proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and information at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Manhattan Bancorp, that file electronically with the SEC. You may access the SEC's web site at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.thebankofmanhattan.com. Information on our website is not part of this prospectus.